SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                 September 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954, and
333-127491 and Form S-8 Registration Statement File No. 333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re RADA Electronic Industries Announces Q2 2006 Results dated September 15, 2006.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Announces Q2 2006 Results

Friday September 15, 4:00 pm ET

NETANYA, Israel, September 15 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq SmallCap: RADI - News) today reported its financial results for the six month period ended June 30, 2006. The company reported revenues in the six month period of $4.6 million, compared to revenues of $6.6 million for the same period in 2005. For the six months ended June 30, 2006 cost of revenues increased to $5.5 million from $5.4 million in the comparable period in 2005, while operating expenses decreased to $1.3 million from $1.5 million in the first six months of 2005. As a result, the company reported a net loss of $2.5 million for the six months ended June 30, 2006 compared to a net loss of $0.6 million in the first six months of 2005.

Commenting on the results, Major General (Ret.) Herzle Bodinger, RADA's CEO said, "The loss in the first half of 2006 was greater than originally expected due to delays in the receipt of orders that the company still anticipates that it will receive in 2006. The company continues to believe that there will be an improvement in its financial results in the second half of 2006. As a result of the timing delays in the receipt of the anticipated orders, and in order to bridge the gap, the company received a $850K three month loan from its controlling shareholders. This loan further demonstrates the confidence and continuing support by our shareholders. As indicated in our financials, we maintain a relative steady cost structure and we are continuing to monitor and tighten our expenses. We believe that we have the right cost structure and that any increase of revenue will generate increased profit margins

MR. Bodinger noted, "We are continuing to see an increasing demand for our products, in particular the Net Centric Digital Recorder (NCDR). RADA has already won new program awards this year for additional NCDR programs that were not included in our 2006 forecast. We are also receiving additional Requests For Proposals (RFPs). During the last six months we have increased our backlog by over $9 million and expect to further increase our backlog during the remainder of the year from a number of significant programs."

"We continue to focus our marketing efforts on our strategic markets in the US, India, and Israel. Reflected in our backlog this year are key contracts in the US with Lockheed Martin, Smiths, and Boeing. In India, we won a contract for the NCDR and we expect to further increase our presence in that market," concluded Mr. Bodinger

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact: Elan Sigal- C.F.O
    RADA Electronic Industries Ltd.
    Tel: +972-9-8921111

CONSOLIDATED BALANCE SHEETS
    U.S. dollars in thousands, except share and per share data

                                                         June 30,    December
                                                           2006      31, 2005
                                                        Unaudited    Audited
    ASSETS

    CURRENT ASSETS:
    Cash and cash equivalents                            $  1,312   $    350
    Restricted cash                                         1,050      1,017
    Trade receivables (net of allowance for doubtful
    accounts of $ 0 and $ 6 at June 30, 2006 and
    December 31, 2005, respectively)                        1,961      4,920
    Other receivables and prepaid expenses                    321        156
    Costs and estimated earnings in excess of billings
    on uncompleted contracts                                1,229      1,396
    Inventories                                             2,208      1,942
    Total current assets                                    8,081      9,781

    LONG-TERM RECEIVABLES AND DEPOSITS:
    Long-term receivables                                     983        983
    Leasing deposits                                           77         72
    Severance pay fund                                      1,688      1,614
    Total long-term receivables and deposits                2,748      2,669

    PROPERTY AND EQUIPMENT, NET                             3,578      3,931

    OTHER ASSETS:
    Intangible assets, net                                  2,210      2,469
    Deferred charges, net                                      30         40
    Total other assets                                      2,240      2,509
    Total assets                                         $ 16,647   $ 18,890

    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Short-term bank credit and loans                        $ 943      $ 877
    Trade payables                                          1,867      1,671
    Other payables and accrued expenses                     3,286      3,217
    Deferred revenues                                           -         50
    Billings in excess of costs and estimated earnings
    on uncompleted contracts                                  182        391
    Total current liabilities                               6,278      6,206

    LONG-TERM LIABILITIES:
    Convertible note                                        2,672      2,560
    Accrued severance pay                                   2,077      2,009
    Total long-term liabilities                             4,749      4,569

    MINORITY INTERESTS                                        380        380

    SHAREHOLDERS' EQUITY:
    Share capital
    Ordinary shares of NIS 0.005 par value -
    Authorized: 47,500,000 shares at March 31, 2006 and
    December 31, 2005; Issued and outstanding:
    26,170,527 and 26,144,027 shares at June 30, 2006
    and December 31, 2005, respectively                       116        116
    Additional paid-in capital                             66,955     66,900
    Accumulated deficit                                   (61,831)   (59,281)
    Total shareholders' equity                              5,240      7,735
    Total liabilities and shareholders' equity           $ 16,647   $ 18,890

 CONSOLIDATED STATEMENTS OF OPERATIONS
    U.S. dollars in thousands, except per share data

                               Six months           Three months      Year
                                  ended                ended          ended
                                June 30,              June 30,   December 31,
                             2006       2005      2006       2005     2005
                                         (Unaudited)                (Audited)
    Revenues:

    Products               $ 3,661   $ 5,426    $ 2,151    $ 3,178  $ 11,303
    Services                   916     1,222        419        628     2,118
                             4,577     6,648      2,570      3,806    13,421
    Cost of revenues:
    Products                 4,957     4,817      2,749      2,590    10,829
    Services                   581       596        295        290     1,481
                             5,538     5,413      3,044      2,880    12,310
    Gross profit (loss)       (961)    1,235       (474)       926     1,111
    Operating expenses:
    Research and
    development                 69         -         44         -          -
    Marketing and selling      440       538        213       360        927
    General and
    administrative             800       997        405       469      1,939
    Total operating
    expenses:                1,309     1,535        662       829      2,866
    Operating income
    (loss)                  (2,270)     (300)    (1,136)       97     (1,755)
    Financial expense, net    (347)     (297)      (227)     (178)      (624)
    Other income
    (expenses), net             68         -         (3)        -         33
                            (2,549)     (597)    (1,366)      (81)    (2,346)
    Minority interests in
    losses of subsidiary         -        11          9         3         17
    Net loss              $ (2,549)   $ (586)  $ (1,357)    $ (78)  $ (2,329)

    Net loss per share:
    Basic and diluted net
    loss per share         $ (0.10)  $ (0.03)  $ (0.05)  $ (0.004)   $ (0.10)

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: September 15, 2006